The3rdBevCo, Inc.

2805 Veterans Highway

Suite 15,

Ronkonkoma, NY 11779

VIA EDGAR

July 7, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3010

RE: The3rdBevCo, Inc. (the “Company)

Withdrawal of Post Qualification Amendment to Form 1-A (1-A POS-W)
Filed on June 30, 2023 (the “Form 1-A POS”)

File No. 024-12066

Dear Mr. Eckertt,

Pursuant to Rule 259(a) under Regulation A of the Securities Act of 1933, as amended, the Company hereby requests that Post Qualification Amendment to Form 1-A under Regulation A be withdrawn effective as of the date hereof or at the earliest practicable date hereafter.

Should you have any questions regarding these matters, please contact our counsel Willliam Eilers at 561-484-7172.

Sincerely,

/s/ Peter Scalise

Peter Scalise

CEO